Exhibit 99.1

1

ATLAS CRITICAL MINERALS CORPORATION

CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2026 and December 31, 2025

	June 30,	December 31,
	2026	2025
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,536,422	$30,220
Accounts receivable	$-	$28,539
Taxes recoverable	$36,984	$18,177
Derivative assets	$56,746	$-
Inventory	$36,493	$36,493
Other current assets	$502,323	$581,782
Total current assets	6,168,968	695,211

Other non-current assets	$118,466	$15,051
Property and equipment, net	$2,119,988	$1,940,613
Total assets	$8,407,422	$2,650,875
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$497,853	$721,789
Related party transactions	$20,268	$1,088,540
Other current liabilities	$9,857	$8,830
Total current liabilities	$527,978	$1,819,159

Non Current liabilities:
Other non-current liabilities	$24,729	$27,242
Total non current liabilities	$24,729	$27,242

Total liabilities	$552,707	$1,846,401
Stockholders’ equity:
Series A preferred stock, $0.001 par value, 10,000,000 shares authorized; 1 share issued and outstanding	-	-
Common stock, $0.001 par value. 190,000,000 shares authorized; 5,083,336 and 3,474,972 shares issued and outstanding as of June 30, 2026 and December 31, 2025 respectively	5,083	3,475
Additional paid-in capital	$28,228,472	$15,871,112
Accumulated other comprehensive loss	$(504,376)	$(504,376)
Cumulative adjustment of the valuation of fin. instruments	$59,004	$-
Accumulated deficit	$(19,933,468)	$(14,565,737)
Total stockholders’ equity	$7,854,715	$804,474
Total liabilities and stockholders’ equity	$8,407,422	$2,650,875

The accompanying notes are an integral part of the condensed consolidated financial statements.

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ATLAS CRITICAL MINERALS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2026 and 2025

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Gross revenues	$84,797	$79,416
Sales deductions	$(10,411)	$(22,436)
Revenue	$74,386	$56,980
Cost of revenue	$(2,343)	$(137,878)
Gross profit	$72,043	$(80,898)
Operating expenses:
General and administrative	$2,934,934	$1,319,698
Stock-based compensation	$2,368,168	$1,356,795
Exploration	$244,637	$-
Other operating expenses	$748	$18,656
Total operating expenses	$5,548,487	$2,695,149
Loss from operations	$(5,476,444)	$(2,776,047)
Other (expense) income:
Other (expense) income	$4,946	$-
Finance (costs) income	$103,767	$(23,306)
Total other (expense) income	$108,713	$(23,306)
Loss before provision for income taxes	$(5,367,731)	$(2,799,353)
Provision for income taxes	$-	$-
Net loss	$(5,367,731)	$(2,799,353)

Basic and diluted loss per share
Net loss per share	$(1.08)	$(0.94)

Weighted-average number of common shares outstanding:
Basic and diluted	4,950,536	2,988,974

Comprehensive loss:
Net loss	$(5,367,731)	$(2,799,353)
Foreign currency translation adjustment	$-	$176,477
Cumulative adjustment of the valuation of fin. instruments	$59,004
Comprehensive loss	$(5,308,727)	$(2,622,876)

The accompanying notes are an integral part of the condensed consolidated financial statements.

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ATLAS CRITICAL MINERALS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)

For the Six Months Ended June 30, 2026 and 2025

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Cumulative Adjustment of the Valuation of Fin.	Accumulated	Total Stockholders’ Equity
	Shares	Value	Shares	Value	Capital	Loss	Instruments	Deficit	(Deficit)

Balance, December 31, 2024	1	$-	2,778,061	$2,778	$10,931,692	$(669,350)	$-	$(9,145,542)	$1,119,578

Issuance of common stock in connection with sales made under private offerings	-	-	236,695	237	1,411,663	-	-	-	1,411,900
Option agreement	-	-	66,496	66	499,934				500,000
Stock-based compensation	-	-	157,259	157	1,356,638	-	-	-	1,356,795
Change in foreign currency translation	-	-	-	-	-	176,477	-	-	176,477
Net loss	-	-	-	-	-	-	-	(2,799,353)	(2,799,353)
Balance, June 30, 2025	1	$-	3,238,511	$3,238	$14,199,927	$(492,873)	$-	$(11,944,895)	$1,765,397

Balance, December 31, 2025	1	$-	3,474,972	$3,475	$15,871,112	(504,376)	$-	$(14,565,737)	$804,474

Issuance of shares in connection with the underwritten public offering	-	-	1,380,000	1,380	9,989,420	-	-	-	9,990,800
Stock-based compensation	-	-	228,364	228	2,367,940	-	-	-	2,368,168
Adjustment of the valuation of fin. instruments	-	-	-	-	-	-	59,004	-	59,004
Net loss	-	-	-	-	-	-	-	(5,367,731)	(5,367,731)
Balance, June 30, 2026	1	$-	5,083,336	$5,083	$28,228,472	$(504,376)	$59,004	$(19,933,468)	$7,854,715

The accompanying notes are an integral part of the condensed consolidated financial statements.

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ATLAS CRITICAL MINERALS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2026 and 2025

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities of continuing operations:
Net loss	$(5,367,731)	$(2,799,353)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation and services	$2,368,168	$1,356,795
Depreciation and amortization	$11,502	$8,476
Interest expense	$-	$22,837
Provisions for contingencies	$-	$14,010
Gain/loss on FOREX transactions	$1,742	$(3,861)
Accounts payable and accrued expenses	$(225,900)	$(17,279)
Inventories	$-	$137,878
Accounts receivable and other assets	$(12,560)	$72,578
Net cash provided by (used in) operating activities	$(3,224,779)	$(1,207,919)

Cash flows from investing activities:
Acquisition of capital assets	$(190,876)	$(20,087)
Net cash provided by (used in) investing activities	$(190,876)	$(20,087)

Cash flows from financing activities:
Related Party	$(1,068,273)	$(136,148)
Net proceeds from sale of common stock	$9,990,800	$1,411,901
Net cash provided by (used in) financing activities	$8,922,527	$1,275,753

Effect of exchange rates on cash and cash equivalents	$(670)	$1,279
Net increase (decrease) in cash and cash equivalents	$5,506,202	$49,026
Cash and cash equivalents at beginning of period	$30,220	$396,216
Cash and cash equivalents at end of period	$5,536,422	$445,242

The accompanying notes are an integral part of the condensed consolidated financial statements.

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ATLAS CRITICAL MINERALS CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Atlas Critical Minerals Corporation (“Atlas Critical Minerals”, the “Company”, “we”, “us”, or “our” refer to Atlas Critical Minerals Corporation and its consolidated subsidiaries) was incorporated as Jupiter Gold Corporation (“Jupiter Gold”) under the laws of the Republic of the Marshall Islands. Concurrently, Atlas Lithium Corporation (“Atlas Lithium”), a Nevada corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Atlas Lithium held a 20.16% common stock position is our capital structure as of June 30, 2026. We trade under the symbol “ATCX” on the Nasdaq Capital Market (“Nasdaq”).

On January 8, 2026, we successfully completed an underwritten public offering of 1,200,000 shares of our common stock at an offering price of US$ 8.00 per share. In addition, the underwriters fully exercised their over-allotment option, contributing an additional 180,000 shares to the total offering, resulting in total gross proceeds to us of approximately US$ 11.0 million, before deducting underwriting discounts and offering expenses.

Concurrently with the offering, we received approval for the listing of its common shares on the Nasdaq Capital Market. Our common stock commenced trading on Nasdaq on January 9, 2026, under the ticker symbol “ATCX”.

Our mineral properties are in exploration or pre-exploration phases except for the following:

● Rio Piracicaba Iron Ore Project: located in the Iron Ore Quadrangle region of Minas Gerais state, this mineral right is fully permitted for an open pit mine operation and a dry processing facility. As of November 2025, we entered into a lease agreement with a third party (the lessee) by which the lessee is responsible for the mining activities and pays us an amount for each tonne of raw iron mined. Such iron ore operations started on November 28, 2025 and resulted in net revenues to us of $74,386 during the six-month period ended June 30, 2026.

● Quartzite Project: located in Minas Gerais state. In 2024, operations were started, and we produced and sold both quartzite blocks and beneficiated slabs to clients located both in Brazil and abroad. Net revenues generated during the six-month period ended June 30, 2026 were nil, compared to $56,980 for the corresponding period in 2025 because the quartzite operations were stopped to address certain operational issues and are currently planned to resume during the first quarter of 2027.

Segment reporting

We have one reportable segment: mining. The mining segment derives revenue in Brazil by mining, beneficiating and selling material mined from our mineral rights. To date, we have generated revenue solely from two projects: Rio Piracicaba Iron Ore Project and Quartzite Project. Our other mineral properties are in pre-exploration and exploration phase.

The accounting policies of the mining segment are the same as those described in the summary of significant accounting policies.

The chief operating decision maker (CODM) of the mining segment is our chief executive officer. The CODM regularly reviews the revenue, significant expenses categories, including exploration and evaluation costs, and general and administrative expenses.

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Total segment assets as of June 30, 2026, were $8,407,422, primarily consisting of cash and cash equivalents ($5,536,422) and mineral rights ($1,629,786). These assets are considered by the CODM in decision-making, including resource allocation, based on the development and exploration plans for each of our properties.

The CODM uses the gross profit of the reportable segment, presented on our consolidated statements of operation, as the only profit and loss measure for the decision-making process for the allocation of resources.

All of our revenue and long-lived assets are located in Brazil. For the six-month period ended June 30, 2026, we had one customer accounting for 100% of our revenue.

Basis of Presentation and Principles of Consolidation

The unaudited interim financial information presented in the financial statements for the six-month periods ended June 30, 2026 and 2025 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied in our Annual Report on Form 20-F for the year ended December 31, 2025 (“2025 Form 20-F”) and are expressed in United States dollars. The information included in these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in our 2025 Form 20-F. For the period ended June 30, 2026 the condensed consolidated financial statements include the accounts of the Company, its 99.99% directly-owned subsidiary, Mineração Jupiter Ltda, its 100% directly-owned subsidiary Mineração Apollo Ltda, and its 99.99% indirectly-owned subsidiaries Mineração Duas Barras Ltda and RST Recursos Minerais Ltda.

All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ materially from those estimates.

Foreign Currency

Until December 31, 2025, the functional currency of our Brazilian subsidiaries was the Brazilian Real, as it represented the primary economic environment in which those subsidiaries operated. Assets and liabilities were translated into U.S. Dollars for consolidation purposes, and the resulting translation adjustments were recorded as a component of Accumulated Other Comprehensive Income (“AOCI”).

Effective January 1, 2026, management concluded that the U.S. Dollar became the functional currency of our Brazilian subsidiaries based on changes in the underlying economic facts and circumstances affecting their operations and financing activities. In particular, following our listing on the Nasdaq, we gained access to U.S. capital markets and expect to fund future capital requirements primarily through U.S. Dollar-denominated financing. Accordingly, management determined that the U.S. Dollar became the currency of the primary economic environment in which we operate.

In accordance with Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters, the change in functional currency was accounted for prospectively beginning on January 1, 2026. Accordingly:

●	monetary assets and liabilities were remeasured using exchange rates in effect as of the date of the change in functional currency;

●	non-monetary assets and liabilities, including related depreciation and amortization, continue to be carried using the historical exchange rates established as of the date the new functional currency was adopted; and

●	cumulative translation adjustments previously recorded in Accumulated Other Comprehensive Income (“AOCI”) remain in equity until the related foreign entities are substantially or completely liquidated.

Recent Accounting Pronouncements

We have implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements other than those described in our 2025 Form 20-F that have been issued that are expected have a material impact on its financial position or results of operations.

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NOTE 2 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Inventories

Inventories as of June 30, 2026, and December 31, 2025, are comprised of the following:

	June 30,	December 31,
	2026	2025
Quartzite processed slabs	36,493	36,493
Total	36,493	36,493

Quartzite inventories as of June 30, 2026 contain slabs produced through the cutting and polishing of natural quartzite. Slabs are actively sold in the market and classified as finished goods.

Property and Equipment

The following table sets forth the components of our property and equipment as of June 30, 2026 and December 31, 2025:

	June 30, 2026			December 31, 2025
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Capital assets subject to depreciation:
Computers and office equipment	11,410	(2,279)	9,131	6,453	(1,290)	5,163
Machinery and equipment	469,472	(22,313)	447,159	469,472	(14,845)	454,627
Mineral rights (1) (2)	1,632,728	(2,942)	1,629,786	1,446,843	(749)	1,446,094
Land	20,250	-	20,250	20,250	-	20,250
Facilities	16,327	(2,665)	13,662	16,327	(1,848)	14,479
Total fixed assets	2,150,187	(30,199)	2,119,988	1,959,345	(18,732)	1,940,613

For the six months ended June 30, 2026 and 2025, we recorded depreciation and amortization expense of $11,502, $8,476, respectively.

(1)	The amortization of mineral rights was triggered by the extraction of iron ore in the Rio Piracicaba Project, following the lease agreement entered into by us and a third party in 2025.

(2)	During the first half of 2026, we acquired mineral rights for graphite totaling 1,563 hectares in Malacacheta, Minas Gerais, for a purchase price of $185,884.

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Derivative assets - Non-Deliverable Forward

Our Brazilian subsidiaries are exposed to foreign-currency exchange-rate fluctuations in the normal course of business because a portion of their expenses are paid in Brazilian reais (BRL). To mitigate this exposure, these subsidiaries utilize non-deliverable forward foreign-exchange contracts (“NDFs”), which are designed to offset changes in cash flows attributable to currency exchange movements.

We apply hedge accounting in accordance with U.S. GAAP (ASC 815). As a result, these derivative instruments are designated and qualify as cash flow hedges, with the entire gain or loss on the derivative initially recorded in Other Comprehensive Income (OCI). These amounts remain deferred in OCI and are subsequently reclassified into earnings in the same income statement line item as the hedged item when it affects earnings.

We actively monitor the derivative portfolio of its subsidiaries on a monthly basis to assess financial results and cash flow implications. These contracts are used strictly for risk management purposes, and none of our Brazilian subsidiaries engage in speculative foreign-exchange transactions. Additionally, these contracts do not contain any credit-risk-related contingent features.

As of June 30, 2026, the fair value of outstanding NDF contracts was recorded as Derivative assets on the balance sheet.

For the period ended June 30, 2026:

●	we had unrealized gains/(losses) from NDF contracts recognized in OCI of $59,004; and

●	we reclassified a $42,158 revenue into Finance (costs) income from OCI.

The following table summarizes the non-deliverable forward foreign exchange contracts that remain open as of June 30, 2026:

Subsidiary	Dates Entered Into	Derivative Financial Instrument	Total Notional Amounts (USD)	FX rate (BRL/USD)	Total Notional Amounts (BRL)	Settlement Dates (Range)

Mineração Apollo Ltda	March, 2026	Forward foreign exchange contracts (USD/BRL)	$1,500,000	5.50	8,243,875	31-Jul-2026 - 30-Dec-2026

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Related Party Receivables/Payables

As of June 30, 2026, we had related party payables totaling $20,268, compared to $1,088,540 as of December 31, 2025.

The balance as of June 30, 2026 relates to amounts payable to Atlas Lítio do Brasil Ltda. (“ALB”), an indirect subsidiary of Atlas Lithium under a cost-sharing agreement for geology-related and administrative support services. The balance associated with this arrangement was $83,493 as of December 31, 2025.

The December 31, 2025 related party balance also included intercompany loans payable to Atlas Lithium totaling $1,005,049, which were fully settled during the first quarter of 2026.

Accounts Payable and Accrued Expenses

	June 30, 2026	December 31, 2025
Trade payables	376,142	594,566
Payroll and social charges	102,941	116,221
Taxes payable	18,770	11,002
Total	497,853	721,789

Other Current Assets

Other current assets are comprised primarily of the amounts paid to Atlas Lithium following the Option Agreement, pursuant to which we acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation, a wholly owned subsidiary of Atlas Lithium.

The table below summarizes the amounts presented as Other Current Assets:

	June 30, 2026	December 31, 2025
Option agreement	500,000	500,000
Other	2,323	81,782
Total	502,323	581,782

NOTE 3 – OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities are comprised of tax refinancing programs at our operating subsidiaries located in Brazil and provision for contingencies. The balance of these non-current liabilities as of June 30, 2026, and December 31, 2025, amounted to $24,729 and $27,242, respectively.

NOTE 4 – STOCKHOLDERS’ EQUITY

Issued and Authorized

Our authorized capital consists of 190,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of June 30, 2026, we had 5,083,336 shares of our common stock and one share of our preferred stock issued and outstanding. As of December 31, 2025, we had 3,474,972 shares of our common stock and one share of our preferred stock issued and outstanding.

Common Stock

During the six-month period ended June 30, 2026, we issued 1,608,364 shares of common stock, as follows:

Six months ended June 30, 2026

Number of
shares
Shares arising from stock-based compensation to executives and consultants	228,364
Issuance of shares in connection with the underwritten public offering	1,380,000
Total	1,608,364

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Preferred A Stock

In 2016, we issued to Marc Fogassa, its Founder, Chief Executive Officer, and Chairman, one share of a Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of Preferred A Stock provides that for so long as it is issued and outstanding, its holders shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all such matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock are entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power.

Stock Options

During the six-month period ended June 30, 2026, we did not issue options to acquire shares of its common stock and no options have been exercised or have expired.

Stock Warrants

During the six-month period ended June 30, 2026, we did not issue any warrants.

Restricted Stock Units

During the six-month period ended June 30, 2026, we granted 90,207 restricted stock units (“RSUs”) to certain executives and consultants. Each RSU entitles the holder to receive one share of our common stock upon vesting. The awards are subject solely to time-based vesting conditions, with 25% of the RSUs vesting annually over a period from 2025 to 2030.

These RSUs were issued with a total grant-date fair value of $935,033, determined using our closing market price on the grant date.

NOTE 5 – RISKS AND UNCERTAINTIES

Currency Risk

We operate primarily in Brazil which exposes us to foreign currency risks. Our business activities may generate intercompany receivables or payables that are in a currency other than our functional currency. Changes in exchange rates from the time the activity occurs to the time payments are made may result in us receiving either more or less in local currency than the local currency equivalent at the time of the original activity.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, we have analyzed its operations subsequent to June 30, 2026 to the date these consolidated financial statements were issued, and have determined that we do not have any material subsequent events to disclose in these consolidated financial statements.

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